U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25
NOTIFICATION OF LATE FILING

(Check One):

(X) Form 10-Q or Form 10-QSB

For Period Ended:  June 30, 1997


Part I-Registrant Information

Full Name:			BLUE RIDGE REAL ESTATE COMPANY
Address:			P O BOX 707
City, State & Zip:		BLAKESLEE, PA  18610


Part II-Rules 12b-25(b) and (c)

(X)	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( )	(b)	The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q (or Form 10-QSB), or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

( )  (c)The accountant's statement or other exhibit required by the Rule
 12b-25(c) has been attached if applicable.

Part III-Narrative

The 10-Q report could not be filed within the prescribed time period due to a recent change in the Companies' Fiscal year end.

In 1997, the Fiscal year end changed from May 31 to March 31. The resulting change in quarters has made comparing financial data difficult due to the seasonal nature of our business.

In an effort to file a complete and accurate report, this notification of late filing is being submitted.

Part IV-Other Information

(1)	Name and telephone number of person to contact in regard to this information.

CYNTHIA A. BARRON		717			443-8433

Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If answer is no identify reports.
								(X)YES		( ) NO

Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


            							 ( ) YES	(X) NO



BLUE RIDGE REAL ESTATE COMPANY		0-28-44
BIG BOULDER CORPORATION			0-28-43

NAME OF REGISTRANT AS SPECIFIED IN CHARTER

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:			AUGUST 14,1997


SIGNATURE:		CYNTHIA A. BARRON
TITLE:		CHIEF ACCOUNTING OFFICER